15046422

KW 3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED FEB 27 2015 Wash., DC 404

SEC FILE NUMBER
8- 50630

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kalos Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11525 Park Woods Circle
(No. and Street)

Alpharetta	GA	30005-2422
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol Wildermuth 678-356-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis Decosimo, LLC
(Name – *if individual, state last, first, middle name*)

2839 Paces Ferry Rd, Overlook II, Ste 350	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Carol Wildermuth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kalos Capital, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIMBERLY POWERS GILL
MY COMMISSION EXPIRES
NOTARY PUBLIC
MAY 20, 2018
FULTON COUNTY GEORGIA

Kimberly Powers Gill
Notary Public

Signature

COO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Kalos Capital, Inc.

Financial Statements with

Supplementary Information

December 31, 2014

Kalos Capital, Inc

Table of Contents
December 31, 2014

elliott davis
decosimo

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Kalos Capital, Inc.
Alpharetta, Georgia

We have audited the accompanying statement of financial condition of Kalos Capital, Inc. (the Company) as of December 31, 2014, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kalos Capital, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Computation of Net Capital Pursuant to Rule 15c3-1 (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Kalos Capital, Inc.'s financial statements. The Supplemental Information is the responsibility of Kalos Capital, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Computation of Net Capital Pursuant to Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elliott Davis Decosimo, LLC

Atlanta, Georgia
February 25, 2015

Kalos Capital, Inc.

Statement of Financial Condition
December 31, 2014

Assets	
Cash	$ 917,866
Restricted cash	88,688
Deposit with clearing organization	50,000
Commissions receivable	1,302,953
Accounts receivable	158,866
Prepaid expenses	58,456
Total assets	**$ 2,576,829**
Liabilities and stockholders' equity	
Liabilities	
Accounts payable and accrued expenses	$ 41,280
Commissions payable	1,401,603
Total liabilities	**1,442,883**
Stockholders' equity	
Common stock, $1 par value, 100 shares authorized, issued and outstanding	100
Paid-in capital	50,900
Retained earnings	1,082,946
Total stockholders' equity	**1,133,946**
Total liabilities and stockholders' equity	**$ 2,576,829**

The accompanying notes are an integral part of these financial statements.

Kalos Capital, Inc.

Statement of Income
For the Year Ended December 31, 2014

Revenues		
Commission and other fee revenue	$	25,445,088
Total revenues		25,445,088
Operating expenses		
Commissions		18,385,384
General and administrative		4,630,469
Total operating expenses		23,015,853
Net income	$	2,429,235

The accompanying notes are an integral part of these financial statements.

Kalos Capital, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2014

	Common Stock		Paid-In	Retained
	Shares	Amount	Capital	Earnings
Balance, December 31, 2013	100	$ 100	$ 50,900	$ 808,711
Net income	-	-	-	2,429,235
Distributions	-	-	-	(2,155,000)
Balance, December 31, 2014	**100**	**$ 100**	**$ 50,900**	**$ 1,082,946**

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities		
Cash received from customers	$	25,231,876
Cash paid to suppliers and employees		(22,468,674)
Net cash provided by operating activities		**2,763,202**
Cash flows from financing activities		
Distributions paid		(2,155,000)
Net cash used in financing activities		**(2,155,000)**
Net increase in cash		**608,202**
Cash, beginning of year		309,664
Cash, end of year	$	917,866

Reconciliation of income to net cash provided by operating activities		
Net income	$	2,429,235
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in restricted cash		369,425
Increase in commissions receivable		(558,383)
Increase in accounts receivable		(24,254)
Increase in prepaid expenses		(50,872)
Increase in accounts payable and accrued expenses		17,151
Increase in commissions payable		580,900
Net cash provided by operating activities	$	**2,763,202**

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Kalos Capital, Inc. (the Company) was formed in 1997 and conducts business as a securities broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

Description of the Business

The Company, through a network of registered representatives, sells various securities to customers, including stocks, bonds, direct participation programs through private placements, interests in limited partnerships, limited liability companies, real estate investment trusts, business development companies and variable annuities, on a fully disclosed basis. All of the Company's trades are cleared through an unrelated clearing broker. The Company's independent registered representatives are licensed throughout the United States.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash represents withdrawable deposits in a bank account held in a broker/dealer. From time to time, balances may exceed federally insured limits.

Deposits with Clearing Organization

Deposits are held by the clearing broker as a condition of the Company's Fully Disclosed Clearing Agreement.

Revenue Recognition

Commission revenues and related clearing expenses are recorded on a trade-date basis as securities transactions occur. During 2014, one product accounted for greater than 15% of commission revenue.

The Company receives reimbursements from the Company's registered reps that relate to fees paid on their behalf. These fee reimbursements are recognized as income in the period in which the associated costs are incurred.

Commissions Receivable

The Company considers current commissions receivable to be fully collectible and historically has incurred insignificant bad debt losses. Accordingly, no allowance for doubtful accounts is provided in the accompanying financial statements. Three products represent 37% of commissions receivable at December 31, 2014.

Income Taxes

The Company has elected to be taxed under the S Corporation provision of the Internal Revenue Code and similar state laws. Under this provision, the Company does not pay corporate income taxes on its taxable income. Instead, the stockholders' are liable for individual income taxes on their respective shares of the Company's taxable income. Accordingly, the accompanying financial statements do not include a provision or liability for income taxes.

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in filed income tax returns that require recognition or disclosure in the accompanying financial statements. The Company's income tax returns for the years subsequent to 2010 are subject to examination by tax authorities, and may change upon examination.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated for potential recognition and disclosure through February 25, 2015, the date the financial statements were available to be issued.

2. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed fifteen to one. Net capital and the net capital ratio fluctuate on a daily basis. As of December 31, 2014, the ratio of aggregate indebtedness to net capital ratio was 2.12 to 1 and net capital was $681,263, which exceeded the minimum net capital requirements by $585,071.

4. Related Party Transaction

The Company shares various office expenses and salaries with a company under common ownership (affiliate). Expenses paid to this affiliate during 2014 for shared expenses were $2,514,000.

Supplementary Information

Page Intentionally

Left Blank

Kalos Capital, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2014

Computation of net capital:	
Stockholders' equity, December 31, 2014	**$ 1,133,946**
Less other allowable credits	**-**
Less non-allowable assets	**(452,683)**
Net capital	**$ 681,263**
Reconciliation of net capital under Rule 15c3-1:	
Net capital, Form X-17A-5, Part IIA	**$ 681,263**
Audited financial statement adjustments	**-**
Net capital per above computation	**$ 681,263**
Reconciliation of stockholders' equity:	
Stockholder's equity, Form X-17A-5 Part IIA	**$ 1,133,946**
Rounding	**-**
Stockholders' equity per audited financial statements	**$ 1,133,946**
Computation of aggregate indebtedness as defined under Rule 15c3-1:	
Accrued commissions	**$ 1,401,603**
Accounts payable and accrued expenses	**41,280**
Total aggregate indebtedness	**$ 1,442,883**
Ratio of aggregate indebtedness to net capital	**2.12 to 1**

elliott davis decosimo

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Kalos Capital, Inc.
Alpharetta, Georgia

We have reviewed management's statements included in the accompanying Kalos Capital, Inc. Exemption Report, in which (1) Kalos Capital, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Kalos Capital, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii), (the "exemption provisions") and (2) Kalos Capital, Inc. stated that Kalos Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Kalos Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kalos Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Elliott Davis Decosimo, LLC

Atlanta, Georgia
February 25, 2015

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Kalos Capital, Inc. is exempt from rule 15c3-3(k) under the provision (2)(ii)of this rule. This provision provides for exemption when no margin accounts are carried, and no funds or securities are held for or due to customers. All securities transactions are handled through a clearing agent that deals directly with the customers of Kalos Capital, Inc. For the entire period, January 1, 2014 through December 31, 2014, Kalos Capital, Inc. has maintained this exemption, without exception.

elliott davis decosimo

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholders
Kalos Capital, Inc.
Alpharetta, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Kalos Capital, Inc. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 (attached) with respective cash disbursement record entries noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis Decosimo, LLC

Atlanta, Georgia
February 25, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*********2146**********************MIXED AADC 220
050630 FINRA DEC
KALOS CAPITAL INC
11525 PARK WOODS CIR STE 280
ALPHARETTA GA 30005-2422

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 36,087.45
   B. Less payment made with SIPC-6 filed (exclude interest) (17,096.24)
      7-22-14
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 18,991.21
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 18,991.21
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kalos Capital, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Vice President
(Title)

Dated the 26 day of January, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 25,445,088
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	<11,010,109>
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	11,010,109
2d. SIPC Net Operating Revenues	$ 14,434,978
2e. General Assessment @ .0025	$ 36,087.45

(to page 1, line 2.A.)